Exhibit 12

EQUISTAR CHEMICALS, LP

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income taxes	$748	$276	$(339)	$(246)	$(283)
Fixed charges:
Interest expense, gross	227	227	215	205	192
Portion of rentals representative of interest	34	31	35	42	37

Total fixed charges before capitalized interest	261	258	250	247	229
Capitalized interest	—	—	—	—	—

Total fixed charges including capitalized interest	261	258	250	247	229

Earnings (losses)	$1,009	$534	$(89)	$1	$(54)
Ratio of earnings (losses) to fixed charges (a)	3.9	2.1	—	—	—

(a)	In 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $339 million, $246 million and $283 million, respectively.